EXHIBIT 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2002	2001

Income before income taxes	$331	$420

Adjustments:
Loss (income) from equity investee	1	(17)

Income before income taxes, as adjusted	$332	$403

Fixed charges included in income:

Interest expense	$30	$29
Interest portion of rental expense	16	11

	46	40

Interest credited to contractholders	264	260

	$310	$300

Income available for fixed charges (including interest
credited to contractholders)	$642	$703

Income available for fixed charges (excluding interest
credited to contractholders)	$378	$443

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	2.1	2.3

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	8.2	11.1